[redacted]

13010089

CM

SEC
Mail Processing
Section

FEB 26 2013

Washington DC
400

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number 3235-0123
Expires: April 1, 2014
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8-~~20522~~
17925

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL SCIENCES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.
6653

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 MILK STREET, 2ND FLOOR
(No. and Street)

BOSTON	MA	02109
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

______________ 1-617-338-5700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:
- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public* accountant *must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/8/13

OATH OR AFFIRMATION

I, Debra Chien swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Financial Sciences, Inc., as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

PAO-SHU HO
MY COMM. EXPIRES
MARCH 10, 2017
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Financial Sciences, Inc.
Boston, MA

In planning and performing my audit of the financial statements of Financial Sciences, Inc. for the year ended December 31, 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 11, 2013

Financial Sciences, Inc.

Audited Financial Statements

For the Year Ended December 31, 2012

Financial Sciences, Inc.
Audited Financial Statements
For the Year Ended December 31, 2012

* * * TABLE OF CONTENTS * * *

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Board of Directors
Financial Sciences, Inc.
Boston, MA

I have audited the accompanying statement of financial condition of Financial Sciences, Inc., as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Sciences, Inc., as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harvey E. Karll CPA P.C.

Harvey E. Karll, CPA, PC
Newburyport, MA

Date: February 11, 2012

Financial Sciences, Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	994,924
Deposit at carrying broker		116,356
Commission receivable		17,060
Tax refunds receivable		7,802
Marketable securities		346,016
Furniture and equipment, at cost, less accumulated depreciation of $6,342		866
	$	1,483,024

Liabilities and Stockholder's Equity

Liabilies:		
Accounts payable & accrued expenses	$	7,451
Stockholder's Equity:		
Common stock, $1 par value, authorized, issued and outstanding 1,000 shares		150,000
Additional paid-in capital		542,754
Treasury stock, 200 shares		(60,996)
Retained earnings		843,815
		1,475,573
	$	1,475,573

See accompanying notes and independent accountants' report

Financial Sciences, Inc.
Statements of Income
For The Year Ended December 31, 2012

Revenues		
Commissions and fees	$	221,719
Interest and dividends		7,977
Trading gains (losses)		60,593
Other income		34
		290,323
Expenses:		
Compensation and related expense		134,359
Communications and data processing		12,287
Floor brokerage and clearing costs		79,513
Occupancy costs		30,000
Other expenses		23,068
		279,227
Net Income (Loss) before income taxes		11,096
Provision for income taxes		3,821
Net Income (Loss)	$	7,275

See accompanying notes and independent accountants' report

Financial Sciences, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2012

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance January 1, 2012	5,000	$ 150,000	$ 542,754	$ (30,628)	$ 825,173	$ 1,487,299
Net income (loss)					7,275	7,275
Prior year tax refund					11,367	11,367
Purchase of treasury stock				(30,368)		(30,368)
Balance - end of year	5,000	$ 150,000	$ 542,754	$ (60,996)	$ 843,815	$ 1,475,573

See accompanying notes and independent accountants' audit report.

Financial Sciences, Inc.
Statements of Cash Flows
For The Twelve Months Ended December 31, 2012

		Year to Date
Cash Provided from Operations		
Net Income	$ 7,275	
Adjustments		
Depreciation	100	
Commissions receivable	968	
Tax refund receivable	7,802	
Accounts payable	1037	
Other assets	552	
Prepaid taxes	(7,232)	
Securities liability	(24,616)	
Investments	(91,237)	
Cash from Operations		**(105,351)**
Cash Flows - Invested	-	
Investing Cash Flows		-
Cash Flows - Financing		
Treasury stock	(30,368)	
Income tax refund	11,367	
Financing Cash Flows		**(19,001)**
Cash Increase (Decrease)		**(124,352)**
Cash - Beginning of Year	**1,119,276**	
Total beginning of year		**1,119,276**
Cash on Statement Date		**$ 994,924**

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Sciences, Inc. (the Company) a Massachusetts Corporation that was organized in 1974, is a registered broker-dealer servicing the general public. The Company's main office is in Boston, Massachusetts. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) as well as various exchanges.

Securities

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at fair market value.

Income Taxes

The Company complies with Statement of Financial Accounting Standards ASC740, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Commissions

Commissions and related clearing costs are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2012, the Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation

The company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line method over the following useful lives:

Furniture and Equipment - 7 years

Depreciation expense for 2012 was $100.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

3. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $1,381,344 at December 31, 2012, which exceed required net capital of $100,000 by $1,281,344. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.0054 to 1.0.

4. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. it is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

6. RELATED PARTY TRANSACTIONS

The Company leases its facilities from an officer of the Company on a tenant-at–will basis. Rent expense for 2012 was $30,000.

7. CASH FLOWS

Cash paid for interest and income tax is as follows:

Interest	$ 0
Income taxes	$ 3,821

8. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with ASC740, Accounting for Income Taxes, is as follows:

Federal	$ 0
State	3,871
	$ 3,871

Deferred income tax assets are computed annually for the differences between the financial statement and the tax basis of assets that will result in taxable amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

No benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at December 31, 2012.

Net Deferred Tax Asset Before Valuation Allowance	$ 22,118
Less: Valuation Allowance	(22,118)
Net Deferred Tax Asset	$ 0

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2012.

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2009, 2010 and 2011.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 11, 2013, the date on which the financial statements were available to be issued.

10. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into an agreement with a clearing company, whereby the Company executes all customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $100,000. As of December 31, 2012 the balance was $116,356.

11. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for Measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

12. FAIR VALUE (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Cash segregated under federal and other regulations	$116,356	$ 0	$ 0	$ 0	$ 116,356
Equities	346,016				346,016
Totals	$462,372	$ 0	$ 0	$ 0	$ 462,372
LIABILITIES	$ 0	$ 0	$ 0	$ 0	$ 0

13. TREASURY STOCK

On November 1, 2012, the Company repurchased 100 shares of stock for $30,368. The Company's accounting policy for treasury stock is the cost method.

SUPPLEMENTARY INFORMATION

Financial Sciences, Inc.
Schedule I
Computation of Net Capital
December 31, 2012

Total stockholder's equity		$ 1,475,573
Nonallowable assets		
Furniture and equipment, net	(866)	
Tax refund receivable	(7,802)	(8,668)
Net capital before haircuts		1,466,905
Haircuts on securities:		
Money market accounts	(2,950)	
Options	(30,709)	
Stocks	(51,902)	(85,561)
Net capital		1,381,344
Less: Capital requirement		100,000
Excess capital		$ 1,281,344
Aggregate indebtedness		$ 7,451
Ratio of aggregate indebtedness to net capital		.0051 to 1.0

There is no material difference between the audited net capital and the unaudited net capital reported on the December 31, 2012 Focus Repor Part IIA.

See accompanying notes and independent accountants' report

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Financial Sciences, Inc.
As of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) __4550

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained __4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) X 4570

Clearing Firm SEC#s	Name	Product Code	
8- 17925 [4335A]	Penson Financial Services [4335A2]	All	[4335B]
8- [4335C]	[4335C2]		[4335D]
8- [4335E]	[4335E2]		[4335F]
8- [4335G]	[4335G2]		[4335H]
8- [4335I]	[4335I2]		[4335I]

D. (k) (3) Exempted by order of the Commission __4580

See accompanying notes and independent accountants' report